Exhibit (a)(9)

Hallwood Energy Corporation                           FOR IMMEDIATE RELEASE
4582 South Ulster St. Parkway                          Contact:  Mary Brook
Post Office Box 378111                                       (303) 850-7373
Denver, CO   80237



November 18, 1996


                   HALLWOOD ENERGY CORPORATION ANNOUNCES THIRD
                 QUARTER RESULTS FOR 1996 AND TENDER OFFER CLAIM


     Denver, Colorado -- Hallwood Energy Corporation (OTC Bulletin Board:HWEC) today reported revenues for the third quarter of 1996 totaling $1,945,000, as compared with $1,467,000 for the third quarter of 1995. Certain reclassifications  have  been  made  to the  1995  balances  to  conform  to the classifications used in the current period. Oil production totaled 29,000 barrels for the third quarter of 1996, compared to 35,000 barrels in the third quarter of 1995. The oil price received for third quarter 1996 production was $21.97 per barrel, as compared with $17.80 per barrel during the third quarter of 1995. Gas production was .44 bcf during the third quarter of 1996, compared to .45 bcf during the same period in 1995. The price received for gas production in the third quarter of 1996 was $2.34 per mcf, up from the price received for the same period in 1995 of $1.88 per mcf. The decrease in oil and gas production during 1996 is due to property sales and normal production declines. Net income to common shareholders was $688,000 during the third quarter of 1996, or $.89 per share, compared with a net loss to common shareholders for the quarter ended September 30, 1995 of $333,000, or $.74 per share.

     Total revenue for the first nine months of 1996 was $5,538,000, as compared to $3,999,000 for the same period in 1995. Oil and gas prices averaged $19.62 per barrel and $2.39 per mcf in 1996, as compared to $17.11 per barrel and $1.75 per mcf in 1995. Oil and gas production during the first nine months of 1996 was 101,000 barrels and 1.4 bcf, compared to 97,000 barrels and 1.3 bcf during the first nine months of 1995. Net income to common shareholders for the first nine months of 1996 was $1,888,000, or $2.40 per share, as compared with a net loss to common shareholders of $895,000, or $2.04 per share, during 1995. The net loss during 1995 included a non-cash charge of $464,000 which represented the Company's pro rata share of an affiliate's abandonment of its investment in an Indonesian project.

                           HALLWOOD ENERGY CORPORATION
                        SUMMARIZED FINANCIAL INFORMATION
                              THIRD QUARTER OF 1996
                   (In thousands except per share and prices)


                                                       Quarter Ended                  Nine Months Ended

                                                        September 30,                    September 30,

                                                      1996         1995               1996           1995
                                                      ----         ----               ----           ----

                                                         (Unaudited)                      (Unaudited)

Oil and Gas Revenue                                  $1,658        $1,465           $5,242          $3,992

Other Revenue                                           287             2              296               7
                                                    -------      --------            -----         -------

  Total Revenue                                       1,945         1,467            5,538           3,999



Depreciation & Depletion                                336           456            1,152           1,297

Property Impairment                                                                                    464

Other Expenses                                          862           810            2,227           2,151
                                                    -------       -------           ------         -------

  Total Expense                                       1,198         1,266            3,379           3,912
                                                    -------        ------           ------         -------


 Income before income taxes                             747           201            2,159              87


 Provision for income taxes                              59                            271              92
                                                    -------       -------           ------         -------

 Net income (loss)                                      688           201            1,888              (5)

 Preferred stock dividends                                            534                              890
                                                    -------         -----         ---------       --------

 Net income (loss) for common stockholders           $  688         $(333)         $ 1,888        $   (895)
                                                     ======        ======          =======        =========

 Per common share                                   $   .89        $ (.74)         $  2.40        $  (2.04)
                                                    =======       =======          =======        =========


Production:

         Oil - barrels                                   29            35              101              97

         Gas - mcf                                      436           449            1,364           1,329

Price:

         Oil - per barrel                            $21.97        $17.80           $19.62          $17.11

         Gas - per mcf                               $ 2.34        $ 1.88           $ 2.39          $ 1.75


     In connection with the tender offer by The Hallwood Group Incorporated for the common stock of HEC, a complaint was filed on November 15, 1996 in the United States District Court for the District of Colorado styled The Ravenswood Investment Company, L.P. v. Hallwood Energy Corporation, Hallwood Group, Inc., Anthony J. Gumbiner, William L. Guzzetti, Brian M. Troup, Hans-Peter Holinger, Rex A. Sebastian and Nathan C. Collins. In general, the suit alleges that the tender offer and the merger are not fair to the minority shareholders of HEC, that the defendants failed to disclose certain material facts in the tender offer documents and that as a result of the making of the tender offer and the proposed merger between HEC and Hallwood, Hallwood and the individual board members of HEC have breached their fiduciary duty to the minority shareholders of HEC. The plaintiff, which purports to represent a class consisting of all minority shareholders in HEC, seeks a preliminary and permanent injunction to prevent proceeding with the tender offer and consummating a merger of HEC into Hallwood, and to recover damages in unspecified amounts.

     The defendants believe that all material information in connection with the tender offer and the proposed merger has been fully considered and disclosed. In addition, the Special Committee of the Board of Directors of HEC that reviewed the offer has determined that the tender offer and the proposed merger are fair to and in the best interests of the minority shareholders of HEC. HEC and the other defendants believe that the suit is without merit and intend to defend vigorously against it.

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